UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
RTI BIOLOGICS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
75886N100
(CUSIP Number)
February 27, 2008
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following page(s))

CUSIP No.	75886N100

1	NAMES OF REPORTING PERSONS Zimmer Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,462,491 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

6,462,491 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,462,491 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.5%(1)

12	TYPE OF REPORTING PERSON

CO

(1)	Based on approximately 56 million shares outstanding, as set forth in the unaudited pro forma Condensed Combined Balance Sheet of the issuer and Tutogen Medical, Inc. disclosed in the Form S-4/A filed by the issuer on January 22, 2008.

CUSIP No.	75886N100

1	NAMES OF REPORTING PERSONS Zimmer, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,462,491 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

6,462,491 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,462,491 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.5%(1)

12	TYPE OF REPORTING PERSON

CO

(1)	Based on approximately 56 million shares outstanding, as set forth in the unaudited pro forma Condensed Combined Balance Sheet of the issuer and Tutogen Medical, Inc. disclosed in the Form S-4/A filed by the issuer on January 22, 2008.

CUSIP No.	75886N100

1	NAMES OF REPORTING PERSONS Zimmer CEP USA Holding Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,462,491 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH:	8	SHARED DISPOSITIVE POWER

6,462,491 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,462,491 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.5%(1)

12	TYPE OF REPORTING PERSON

CO

(1)	Based on approximately 56 million shares outstanding, as set forth in the unaudited pro forma Condensed Combined Balance Sheet of the issuer and Tutogen Medical, Inc. disclosed in the Form S-4/A filed by the issuer on January 22, 2008.

Item 1.
(a)	Name of Issuer.

RTI Biologics, Inc.

(b)	Address of Issuer’s Principal Executive Offices.
11621 Research Circle
Alachua, Florida 32615

Item 2.
(a)	Name of Person Filing.

Zimmer Holdings, Inc.

Zimmer, Inc.

Zimmer CEP USA Holding Co.

(b)	Address of Principal Business Office, or, if none, Residence.

The address for each of Zimmer Holdings, Inc., Zimmer, Inc. and Zimmer CEP USA Holding Co. is:

345 East Main Street Warsaw, Indiana 46580

(c)	Citizenship.

Zimmer Holdings, Inc. is a corporation organized under the laws of the State of Delaware.

Zimmer, Inc. is a corporation organized under the laws of the State of Delaware.

Zimmer CEP USA Holding Co. is a corporation organized under the laws of the State of Delaware.

(d)	Title of Class of Securities.

Common Stock

(e)	CUSIP Number.

75886N100

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐	Broker or dealer registered under Section 15 of the Act;

(b) ☐	Bank as defined in Section 3(a)(6) of the Act;

(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act;

(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

(e) ☐	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j) ☐	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
Not Applicable.

Item 4.	Ownership.
          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
          The following information is provided as of February 27, 2008.
(a)	Amount beneficially owned:

Zimmer Holdings, Inc. — 6,462,491 shares

Zimmer, Inc. — 6,462,491 shares

Zimmer CEP USA Holding Co. — 6,462,491 shares

(b)	Percent of class:

Zimmer Holdings, Inc. — 11.5%(1)

Zimmer, Inc. — 11.5%(1)

Zimmer CEP USA Holding Co. — 11.5%(1)

(1)	Based on approximately 56 million shares outstanding, as set forth in the unaudited pro forma Condensed Combined Balance Sheet of the issuer and Tutogen Medical, Inc. disclosed in the Form S-4/A filed by the issuer on January 22, 2008.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

Zimmer Holdings, Inc. — 0 shares

Zimmer, Inc. — 0 shares

Zimmer CEP USA Holding Co. — 0 shares

(ii)	Shared power to vote or to direct the vote:

Zimmer Holdings, Inc. — 6,462,491 shares

Zimmer, Inc. — 6,462,491 shares

Zimmer CEP USA Holding Co. — 6,462,491 shares

(iii)	Sole power to dispose or to direct the disposition of:

Zimmer Holdings, Inc. —0 shares

Zimmer, Inc. — 0 shares

Zimmer CEP USA Holding Co. — 0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Zimmer Holdings, Inc. — 6,462,491 shares

Zimmer, Inc. — 6,462,491 shares

Zimmer CEP USA Holding Co. — 6,462,491 shares

Item 5.	Ownership of Five Percent or Less of a Class.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
          Zimmer CEP USA Holding Co. (“CEP”) is the record owner of 6,462,491 shares of common stock of the issuer, as reported herein. CEP is wholly-owned by Zimmer, Inc., which is wholly-owned by Zimmer Holdings, Inc.

          Under the rules and regulations of the Securities and Exchange Commission, by virtue of their direct and indirect control of CEP, Zimmer, Inc. and Zimmer Holdings, Inc. share beneficial ownership of the common stock owned of record by CEP.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 7, 2008

ZIMMER HOLDINGS, INC.

By:	/s/ Derek M. Davis

Name:	Derek M. Davis
Title:	Vice President, Finance and Corporate Controller and Chief Accounting Officer

ZIMMER, INC.

By:	/s/ Derek M. Davis

Name:	Derek M. Davis
Title:	Treasurer

ZIMMER CEP USA HOLDING CO.

By:	/s/ Derek M. Davis

Name:	Derek M. Davis
Title:	Treasurer

EXHIBIT 99.1
JOINT FILING AGREEMENT
     The undersigned hereby agree that this Schedule 13G, filed on March 7, 2008, with respect to the common stock of RTI Biologics, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of March 7, 2008.

ZIMMER HOLDINGS, INC.

By:	/s/ Derek M. Davis

Name:	Derek M. Davis
Title:	Vice President, Finance and Corporate Controller and Chief Accounting Officer

ZIMMER, INC.

By:	/s/ Derek M. Davis

Name:	Derek M. Davis
Title:	Treasurer

ZIMMER CEP USA HOLDING CO.

By:	/s/ Derek M. Davis

Name:	Derek M. Davis
Title:	Treasurer